Exhibit 99.1

Background

On May 31, 2006, Spirit Finance Corporation (“Spirit Finance”) completed the acquisition of a portfolio of 178 real estate properties for $815.3 million (the “Property Acquisition”) through the purchase of ShopKo Stores, Inc. from SKO Group Holding Corp. (“SKO”).  In conjunction with the Property Acquisition, Spirit Finance entered into long-term triple-net master lease agreements with ShopKo Store Operating Co., LLC and Pamida Stores Operating Co., LLC, two wholly-owned subsidiaries of SKO.  Of the properties included in the Property Acquisition, 112 properties are operated as general merchandise retail locations under the “ShopKo” name in mid-sized to larger cities across the Midwest, Rocky Mountain and Pacific Northwest states and the remaining 66 properties are operated under the “Pamida” name in small, rural communities in the Midwest, North Central and Rocky Mountain states.  At December 31, 2006, Spirit Finance’s real estate leased to the SKO subsidiaries accounted for approximately 29% of Spirit Finance’s total real estate investments.  As Spirit Finance continues to acquire additional real estate investments, this concentration is expected to decrease.

The SKO subsidiaries are required to furnish Spirit Finance various financial statements and other financial information under their lease agreements.  Due to the concentration of these two tenants in relation to Spirit Finance’s total assets, included in this exhibit are the unaudited financial statements of SKO as of October 28, 2006 and January 28, 2006 and for the 13 and 39 weeks ended October 28, 2006 and October 29, 2005, provided to Spirit Finance by SKO in accordance with the terms of the lease agreements.  These financial statements and the financial information below should be read in conjunction with the audited financial statements of SKO as of January 28, 2006 and January 29, 2005 and for the Four Weeks Ended January 28, 2006, the Forty-eight Weeks Ended December 31, 2005, and the Years Ended January 29, 2005 and January 31, 2004, included in Spirit Finance’s Form 8-K/A dated May 31, 2006.

SKO’s third quarter ended on October 28, 2006; accordingly, SKO’s financial statements for the year-to-date period then ended reflect approximately five months of the effect of the Property Acquisition by Spirit Finance that occurred on May 31, 2006.

At the end of its third quarter, SKO subsidiaries operated approximately 344 stores consisting of 138 ShopKo Stores and 206 Pamida Stores.  At the end of the same period in the prior year, there were 356 stores consisting of 140 ShopKo Stores and 216 Pamida Stores.  For the 13 weeks ended October 28, 2006, consolidated sales were higher than the comparable period in the prior year by approximately $8 million, which SKO attributes to increases in retail health and main store sales in both divisions, partially offset by the impact of the closure of stores; consolidated same store sales for the 13 weeks ended October 28, 2006 increased 2.9%.  Gross margin was relatively flat as compared to the same period in the prior year.  For the 39 weeks ended October 28, 2006, consolidated sales were lower by approximately $5 million, which SKO attributes primarily to the closure of stores partially offset by increases in retail health sales in both divisions; consolidated same store sales for the 39 weeks ended October 28, 2006 increased 1.5%.

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THIRTEEN WEEKS ENDED OCTOBER 28, 2006 (SUCCESSOR)

AND OCTOBER 29, 2005 (PREDECESSOR)

(In thousands)

	Successor	Predecessor
	October 28, 2006	October 29, 2005
	(13 weeks)	(13 weeks)
REVENUES:
Net sales	$712,607	$704,845
Licensed department rentals and other income	3,512	3,425
Total revenues	716,119	708,270

COSTS AND EXPENSES:
Cost of sales (before depreciation and amortization)	519,702	511,843
Selling, general and administrative expenses	185,841	168,136
Depreciation and amortization expenses	803	19,739
Merger-related expenses	—	16,256
Total costs and expenses	706,346	715,974

EARNINGS FROM OPERATIONS	9,773	(7,704)

INTEREST EXPENSE	9,498	6,785

INCOME (LOSS) BEFORE INCOME TAXES	275	(14,489)

INCOME TAX PROVISION (BENEFIT)	107	(383)

NET INCOME (LOSS)	$168	$(14,106)

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THIRTY NINE WEEKS ENDED OCTOBER 28, 2006 (SUCCESSOR)

AND OCTOBER 29, 2005 (PREDECESSOR)

(In thousands)

	Successor	Predecessor
	October 28, 2006	October 29, 2005
	(39 weeks)	(39 weeks)
REVENUES:
Net sales	$2,139,957	$2,145,099
Licensed department rentals and other income	10,416	10,384
Total revenues	2,150,373	2,155,483

COSTS AND EXPENSES:
Cost of sales (before depreciation and amortization)	1,564,297	1,558,989
Selling, general and administrative expenses	526,621	489,695
Depreciation and amortization expenses	11,702	61,265
Merger-related expenses	—	19,095
Total costs and expenses	2,102,620	2,129,044

EARNINGS FROM OPERATIONS	47,753	26,439

INTEREST EXPENSE	76,546	21,148

(LOSS) INCOME BEFORE INCOME TAXES	(28,793)	5,291

INCOME TAX (BENEFIT) PROVISION	(11,517)	7,235

NET LOSS	$(17,276)	$(1,944)

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF OCTOBER 28, 2006 (SUCCESSOR), OCTOBER 29, 2005 (PREDECESSOR)

AND JANUARY 28, 2006 (SUCCESSOR)

(In thousands, except share data)

	Successor	Successor	Predecessor
	October 28, 2006	January 28, 2006	October 29, 2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,732	$21,018	$33,215
Receivables (net of allowance for losses of $2,172, $2,055 and $2,149, respectively)	57,366	64,528	50,574
Merchandise inventories	624,515	532,042	646,832
Other current assets	7,887	10,652	6,646

Total current assets	713,500	628,240	737,267

PROPERTY AND EQUIPMENT — Net	76,066	855,827	687,541

INTANGIBLE ASSETS — Net	3,337	32,555	19,902

DEFERRED INCOME TAXES	72,421	22,303	—

DEBT ISSUANCE COSTS	11,998	43,878	2,975

OTHER ASSETS	5,854	7,513	8,904

TOTAL ASSETS	$883,176	$1,590,316	$1,456,589

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term debt	$—	$47,456	$65,000
Accounts payable — trade	299,192	218,169	280,323
Accrued compensation and related taxes	25,898	32,784	34,427
Deferred taxes and other accrued liabilities	101,328	121,509	112,534
Accrued income and other taxes	24,691	39,969	33,209
Current portion of long-term debt and capital lease obligations	5,968	8,937	6,288

Total current liabilities	457,077	468,824	531,781

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS — Less current portion	363,951	1,055,420	230,297

OTHER LONG-TERM OBLIGATIONS	32,684	19,332	23,975

DEFERRED INCOME TAXES	—	—	22,039

SHAREHOLDERS’ EQUITY:
Predecessor:
Preferred stock (par value $0.01; 20,000,000 shares authorized, none issued)	—	—	—
Common stock (par value $0.01; 75,000,000 shares authorized and 31,580,000 issued)	—	—	322

Successor:
Common stock (par value $0.001; 1,000 shares authorized and outstanding)

Additional paid-in capital	55,000	55,000	408,296
(Deficit) Retained earnings	(25,536)	(8,260)	280,587
Less treasury stock — at cost	—	—	(40,708)

Total shareholders’ equity	29,464	46,740	648,497

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$883,176	$1,590,316	$1,456,589

See notes to condensed consolidated financial statements.

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THIRTY NINE WEEKS ENDED OCTOBER 28, 2006 (SUCCESSOR)

AND OCTOBER 29, 2005 (PREDECESSOR)

(In thousands)

	Successor	Predecessor
	October 28, 2006	October 29, 2005
	(39 weeks)	(39 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,276)	$(1,944)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	11,702	61,265
Amortization of deferred financing costs	31,879	—
Impairment charges	—	570
Deferred income taxes	(9,853)	3,380
Stock compensation expense	96	—
Gain on sale of property and equipment	—	(4,106)
Change in assets and liabilities — net of effects of the Acquisition:
Receivables	7,162	11,445
Merchandise inventories	(92,473)	(82,733)
Other current assets	2,765	2,400
Other assets	(727)	2,118
Accounts payable and accrued liabilities	51,146	40,602
Other long-term obligations	5,631	1,999

Net cash (used in) provided by operating activities	(9,948)	34,996

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(16,917)	(20,490)
Proceeds from sales of property and equipment	774,918	18,768
Acquisitions of pharmacy customer lists	(3,085)	(3,281)

Net cash provided by (used in) investing activities	754,916	(5,003)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of borrowings under revolving credit facilities	(65,985)	—
Repayment of other debt and capital lease obligations	(705,202)	(31,596)
Proceeds from debt borrowings	28,933	—
Proceeds from exercise of stock options	—	9,752
Purchase of treasury stock	—	(44)

Net cash used in financing activities	(742,254)	(21,888)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,714	8,105

CASH AND CASH EQUIVALENTS — Beginning of period	21,018	25,110

CASH AND CASH EQUIVALENTS — End of period	$23,732	$33,215

See notes to condensed consolidated financial statements.

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE THIRTY NINE WEEKS ENDED OCTOBER 28, 2006 (SUCCESSOR)

(In thousands)

			Additional
	Common Stock		Paid-in		Total
	Shares	Amount	Capital	Deficit	Shares	Amount
BALANCE — January 28, 2006 (Successor)	1	$—	$55,000	$(8,260)	1	$46,740

Net loss				(17,276)		(17,276)

BALANCE — October 28, 2006 (Successor)	1	$—	$55,000	$(25,536)	1	$29,464

See notes to condensed consolidated financial statements

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.                      ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—SKO Group Holding Corp. (the ”Company”) was incorporated by an investment fund affiliated with Sun Capital Partners, Inc. (“Sun Capital”) in December 2005 for the purpose of acquiring all of the outstanding shares of common stock of ShopKo Stores, Inc. (the “Predecessor”). The Company is a wholly-owned subsidiary of SKO Group Holding LLC (the ”Parent”), which is owned by an affiliate of Sun Capital and other co-investors. On December 28, 2005, the Company acquired all of the issued and outstanding shares of the Predecessor (the ”Acquisition”).

The Company has two wholly-owned subsidiaries, ShopKo Holding Company, Inc. (“ShopKo”) and Pamida Holding Company, Inc. (“Pamida”), which are engaged in providing general merchandise and retail health services through two separate, distinct retail formats (ShopKo stores and Pamida stores). ShopKo stores are operated in the Midwest, Western and Pacific Northwest states in mid-sized to larger cities; while Pamida stores are operated in Midwest, North Central and Rocky Mountain states in small, rural communities.

The company also has a wholly-owned real estate subsidiary which owns certain real properties which are leased to ShopKo.

Basis of Presentation—As a result of the Acquisition, the Company’s financial position, results of operations and cash flows as of October 29, 2005 and for the 13 weeks and 39 weeks ended October 29, 2005 are presented as the “Predecessor.” The Company’s financial position, results of operations and cash flows as of October 28, 2006 and for the 13 weeks and 39 weeks ended October 28, 2006 are presented as the “Successor.”

The Acquisition and related financings were given effect as of the close of business on December 31, 2005. The financial information contained herein for the Successor reflects purchase accounting, and in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, the purchase price is allocated to the underlying assets and liabilities based upon their respective estimated fair values.

Interim Financial Statements - The Company operates on a 52/53-week fiscal year basis.  The 2006 fiscal year (53 weeks) will end on February 3, 2007 and the 2005 fiscal year (52 weeks) ended January 28, 2006.  The accompanying condensed consolidated financial statements have been prepared by the Company without audit.  However, the accompanying financial statements reflect all adjustments (which include only normal recurring adjustments) which are, in the opinion of the Company’s management, necessary to present fairly the consolidated financial position of the Company as of October 28, 2006 and October 29, 2005, and the results of operations for the 13 week and 39 week periods then ended.

These interim results are not necessarily indicative of the results of the fiscal years as a whole because the operations of the Company are highly seasonal.  The fourth fiscal quarter has historically contributed a significant part of the Company’s earnings due to the Christmas selling season.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  The Company’s fiscal 2005 audited financial statements contain a summary of significant accounting policies and include the consolidated financial statements and the notes thereto.  The same accounting policies are followed in the preparation of interim reports.  The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended January 28, 2006.  The Company’s consolidated financial statements for the fiscal year ended January 28, 2006 were included in the Form 8-K/A filed by Spirit Finance Corporation on June 12, 2006.

Recently Issued Accounting Standards — In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 provides guidance relative to the recognition, de-recognition and measurement of tax positions for financial statement purposes.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently in the process of evaluating the impact on the financial statements of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. SFAS 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently in the process of evaluating the impact, if any, of adopting SFAS 157 on its financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R). SFAS 158 requires an employer to recognize the funded status of its defined benefit pension and postretirement plans on its statement of financial position and to recognize as a component of other comprehensive income, net of taxes, the gains or losses and prior service credits that arise during the period but are not recognized as components of net periodic benefit costs. The recognition requirements of SFAS 158 are effective for the Company’s fiscal year ending February 2, 2008.  SFAS 158 also requires the measurement date coincide with the Company’s fiscal year end.  The change in measurement date is effective for fiscal years ending after December 15, 2008.  The Company is currently in the process of evaluating the impact, if any, of adopting SFAS 158 on its financial statements.

Reclassifications — Certain prior year amounts have been reclassified to conform with current period presentation.

2.                      THE ACQUISITION

The Company acquired the Predecessor pursuant to an Agreement and Plan of Merger, dated as of October 18, 2005, as amended (the ”Merger Agreement”). Pursuant to the Merger Agreement, each issued and outstanding share of the Predecessor’s common stock was converted into the right to receive $29.07 in cash and all options to acquire shares of the Predecessor were cancelled in exchange for a cash payment. Including transaction costs of $5.0 million, the total consideration paid to existing common share and option holders was

$905.5 million. The Acquisition was financed with cash on hand, a capital contribution of $55.0 million from the Parent funded by investments from an affiliate of Sun Capital and the co-investors, and borrowings under the new senior secured asset-backed revolving credit and bridge loan facilities (see Note 8). The Acquisition occurred simultaneously with (i) the closing of the financing transactions and equity contribution described above, (ii) the redemption of $94.3 million principal amount of the Predecessor’s outstanding 9.25% senior unsecured notes, (iii) the redemption of $46.7 million in outstanding mortgage notes payable, and (iv) the termination of the Predecessor’s revolving credit facility. In connection with the early redemption of the senior unsecured notes and mortgage notes, the Company paid a pre-payment premium to noteholders aggregating $33.7 million.

The Acquisition was accounted for as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations. Accordingly, the total acquisition cost was allocated to the respective assets and liabilities based upon their estimated fair values on the date of the Acquisition. At the date of Acquisition, the preliminary appraised fair market value of net assets acquired exceeded the purchase price; therefore, no goodwill is reflected in the consolidated balance sheet. The excess of estimated fair market value of net assets acquired over purchase price was allocated to eligible non-current assets. In accordance with SFAS No. 141, the preliminary purchase price allocation is subject to additional adjustment during an allocation period (which is generally within one year after the acquisition) as additional information on asset and liability valuations becomes available.  During the 39 weeks ended October 28, 2006, the Company refined its preliminary purchase price allocation primarily to adjust the fair values of the real estate assets sold during the period (see Note 3) to the amounts realized upon sale, and to reflect the estimated income tax consequences of the sale-leaseback transaction. The purchase price allocation is preliminary, and the Company plans to finalize the allocation during the fourth quarter of fiscal 2006.

The purchase price allocation, inclusive of the Acquisition financing activities, is as follows (in millions):

Cash and cash equivalents	$21.2
Receivables	66.8
Merchandise inventories	542.3
Other current assets	6.4
Property and equipment	847.7
Net deferred income tax assets	48.1
Intangible assets	1.4
Debt issuance costs and other assets	46.5
Total assets acquired	1,580.4
Current liabilities	492.9
Acquisition debt	924.6
Other long-term debt and capital lease obligations assumed	107.9
Total liabilities assumed	1,525.4
Equity contribution	$55.0

The Company has allocated approximately $1.4 million to intangible assets that are customer relationships, and will be amortized over their estimated useful life of 10 years.

The Company has established reserves for employee severance costs of $9.1 million and for store exit costs of $13.7 million resulting from decisions directly related to the Acquisition. As of October 28, 2006, the Company had made payments of $6.4 million with respect to employee severance and $1.7 million with respect to store exit costs. The Company expects that the actions necessary to complete the employee severance and store exits will be completed within one year of the Acquisition.

Pro Forma Financial Information — The following unaudited pro forma financial information for the 13 weeks and 39 weeks ended October 29, 2005 was prepared as if the Acquisition had occurred at the beginning of fiscal 2005 (in millions):

	13 Weeks Ended October 29, 2005	39 weeks Ended October 29, 2005
Revenues	$708.3	$2,155.5
Net loss	(9.6)	(5.4)

Pro forma adjustments have been made to reflect depreciation and amortization using asset values recognized after applying purchase accounting adjustments, interest expense on borrowings used to finance the Acquisition and management fees.  The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Acquisition had taken place at the beginning of fiscal 2005, or that may result in the future.

3.                      SALE-LEASEBACK TRANSACTION

On May 31, 2006, the Company consummated a sale-leaseback transaction pursuant to which the Company transferred the ownership of 112 ShopKo and 66 Pamida properties (including two corporate headquarters, three distribution centers, the centralized optical facility and five ground lease properties) to a subsidiary of Spirit Finance Corporation (“Spirit”) for approximately $815.3 million. Spirit acquired the real estate assets by purchasing 100% of the outstanding stock of ShopKo Stores, Inc. The operating assets of ShopKo and Pamida remain with the Company. In addition, the Company entered into master leases with Spirit whereby the Company is leasing back the properties from Spirit for an initial term of 20 years for the ShopKo properties and 15 years for the Pamida properties. At the end of the initial lease term, the Company will have the option to renew the lease term of any individual property for two additional ten-year terms. The master leases provide for base rents of approximately $74.4 million per year ($66.4 million ShopKo and $8.0 million Pamida) with an escalation provision every three years at the lesser of 6% or 1.25 times the product of the base rent and the change in the consumer price index. ShopKo and Pamida, respectively, as tenants, are responsible for the payment of all operating expenses of the properties, including insurance, taxes, utilities, and other maintenance expenses.

On September 11, 2006, Pamida entered into an amendment of the May 31, 2006 Master Lease Agreement with Spirit.  In connection with this amendment, Spirit advanced $4.8 million to Pamida to be used for capital improvements in the Pamida stores sold to Spirit.  In consideration for the capital provided by Spirit, Pamida’s base rent under the master lease has increased to $8.4 million per annum.

The sale-leaseback transaction and the subsequent first amendment were accounted for in accordance with the provisions of SFAS Nos. 13 and 98, Accounting for Leases. Of the 178 properties in the transaction, 172 of the properties (with aggregate proceeds of $774.9 million) were treated as property sales in accordance with SFAS No. 98. Of the 172 properties accounted for as property sales, all but one of the leasebacks qualified as an operating lease in accordance with SFAS No. 13 with the remaining leaseback accounted for as a capital lease. The remaining 6 leasebacks did not qualify for sale-leaseback accounting under SFAS No. 98, due to the leaseback containing certain elements of continuing involvement on the part of the seller-lessee. The proceeds from the sale of these 6 properties, which aggregated approximately $23.5 million, have been accounted for as a financing by the Company.  The nature of the Company’s continuing involvement could change in the future at which time the property will be accounted for as a sale with the related reduction in long term debt.

The proceeds from the sale-leaseback transaction (net of selling costs of approximately $18 million) were used to repay the outstanding borrowings under the Real Estate facility and for general corporate purposes.

4.         INCOME TAXES

Prior to January 28, 2006, the Company effected a legal entity restructuring of certain wholly-owned subsidiaries, whereby the Company’s owned real property was segregated in a subsidiary which the Company subsequently sold to a third party.  In accordance with SFAS No. 109 “Accounting for Income Taxes”, a deferred tax asset was recognized at January 28, 2006 for the excess of the tax basis over the financial reporting basis of the investment in the Company’s subsidiary that was expected to reverse upon consummation of the sale-leaseback transaction described in Note 3. During fiscal 2006, the Company completed the sale-leaseback transaction and sold the subsidiary. The Company has prepared a preliminary analysis of the tax consequences of the sale-leaseback transaction, and has adjusted its current and deferred tax assets and liabilities accordingly.  In connection therewith, the Company has reduced its valuation allowance against deferred income tax assets from $39.8 million at January 28, 2006 to $5.7 million at October 28, 2006.  The valuation allowance at October 28, 2006 has been determined pursuant to the provisions of SFAS No. 109, including the Company’s estimation of future taxable income, and the Company believes it is appropriate to reduce the total deferred tax asset to an amount that will more likely than not be realized. The tax consequences of the sale-leaseback transaction are included in the Company’s purchase price allocation.  Further adjustments to the amount of current and deferred income taxes, and the related valuation allowance, may be necessary during the purchase price allocation period.

5.                 RELATED PARTY TRANSACTIONS

Management Agreement — The Company and an affiliate of Sun Capital (the “Manager”) are parties to a ten-year management services agreement (the “Management Agreement”), whereby the Manager provides the Company with financial and management consulting services.  For the services to be rendered by the Manager, the Company shall pay the Manager an annual fee of $4.0 million, plus reimbursement of out of-pocket expenses.  Payment of the annual fee may be limited by certain covenants in the Revolving Credit Facility (see Note 8).  The covenant restrictions provide for the quarterly payment of $500,000 plus out-of-pocket expenses (not to exceed $1.5 million) as long as certain availability thresholds are met.  The remaining $2.0 million is payable only if certain cash flows are attained.  Included in selling, general and administrative expenses for the 13 and 39 week periods  ended October 28, 2006 were $1.0 and $3.3 million, respectively, of fees incurred in connection with the Management Agreement.  In addition, the Management Agreement also provides that, in the event of certain events (including and without limitation to refinancings, restructurings, equity or debt offerings, acquisitions, mergers and divestitures), the Company shall pay to the Manager a fee for its consulting services equal to 1% of the aggregate consideration paid to or by the Company in connection with such event.  In connection with the sale-leaseback transaction with Spirit, the Company paid to the Manager and an affiliate of the co-investors an aggregate fee of $5.2 million in accordance with the terms of the Management Agreement.  Of the total fee, $4.1 million was paid to the Manager, an affiliate of Sun Capital, and $1.1 million was paid to Manchester Securities Corp. (“Manchester”).  Sun Capital and Manchester or their respective affiliates own 80% and 20%, respectively, of the Parent.

Real Estate Advisory Services Agreement - On March 21, 2006, the Company entered into a one-year agreement with KLA-Shopko, LLC (KLA) whereby KLA will provide advisory and other services to the Company in relation to the Company’s real estate assets (the ”Real Estate Advisory Agreement”). For the services to be rendered by KLA, the Company shall pay to KLA an advisory fee of $1.2 million, plus out-of-pocket expenses, during the twelve month period ending on March 21, 2007. To the extent KLA provides material services in connection with the sale of any of the Company’s real estate assets, KLA is entitled to receive a fee of 0.5% of the gross sale price of such assets. To the extent KLA provides material services in connection with any financing or refinancing arrangements with respect to the Company’s real estate assets, KLA is entitled to receive a fee of 0.25% of the gross amount of such financing up to $700 million, and 0.75% of the excess, if any, of any financing over that amount.  Pursuant to this agreement, KLA received a fee related to the Spirit Finance Corporation sale-leaseback transaction in the amount of $4.1 million.  KLA or its respective affiliates own 10% of the Parent.

6.                      PROPERTY AND EQUIPMENT

Property and equipment as of October 28, 2006 and October 29, 2005 includes (in thousands):

	Successor	Predecessor
	October 28, 2006	October 29, 2005
Property and equipment — at cost:
Land	$15,159	$114,496
Buildings	46,345	671,587
Equipment	9,229	574,660
Leasehold improvements	4,188	74,418
Property under capital leases	6,095	120,783

Total property and equipment	81,016	1,555,944

Less accumulated depreciation and amortization:	(4,950)	(868,403)

Property and equipment — net	$76,066	$687,541

7.                      INTANGIBLE ASSETS

Intangible assets as of October 28, 2006 and October 29, 2005 are as follows (in thousands):

	Successor	Predecessor
	October 28, 2006	October 29, 2005
Intangible assets:
Customer relationships	$4,940	$30,249
Other	—	252

Total intangible assets	4,940	30,501

Less accumulated amortization:	(1,603)	(10,599)

Intangible assets — net	$3,337	$19,902

8.                      DEBT

The components of the Company’s debt as of October 28, 2006 and October 29, 2005 are as follows (in thousands):

	Successor	Predecessor
	October 28, 2006	October 29, 2005
Revolving credit facilities	$267,093	$65,000
Senior unsecured notes, 9.25% due March 15, 2022	5,668	99,687
Mortgage and other obligations	23,030	47,284
Capital lease obligations	74,128	89,614
	369,919	301,585

Less — current portion of long-term debt and capital lease obligations	(5,968)	(6,288)
Less — portion of revolving credit facility presented as short-term debt	—	(65,000)

Long-term debt and capital lease obligations	$363,951	$230,297

Revolving Credit Facility—At the time of the Acquisition, the Company obtained a new senior secured asset-based revolving credit facility (the ”Revolving Credit Facility”). The Revolving Credit Facility, which terminates on December 28, 2010, provides revolving credit loans of up to $660.0 million. The Revolving Credit Facility consists of two components, Revolver A and Revolver B, both of which are subject to borrowing base calculations based primarily on a percentage of inventory and accounts receivable. Revolver B loans are deemed to be the first loans made and the last loans repaid.  Interest for both Revolver A and B is payable monthly. The Revolving Credit Facility is essentially secured by all the assets of the Company excluding real property and equipment. The Revolving Credit Facility limits the number of store closings, payment of dividends, incurring new indebtedness, repurchase of common stock, capital expenditures and transactions with affiliates, including payment of management fees, and also requires the Company to meet certain financial performance covenants. The Company was in compliance with all covenants as of October 28, 2006.

Revolver A has maximum available borrowings and letters of credit up to $600.0 million. The total outstanding letters of credit is limited to $200.0 million. Borrowings bear interest at a variable rate based on a certain formula (7.0% at October 28, 2006). At October 28, 2006, there were borrowings of $230.9 million under Revolver A with $226.3 million of additional borrowings available.

Revolver B has maximum available borrowings up to $60.0 million. Borrowings bear interest at a variable rate based on a certain formula (11.6% at October 28, 2006). At October 28, 2006, there were borrowings of $36.2 million under Revolver B with no additional borrowings available.

The Company issues documentary letters of credit during the ordinary course of business as required by certain foreign vendors, as well as stand-by letters of credit as required by certain insurers and other parties. As of October 28, 2006 and October 29, 2005, the Company had outstanding stand-by letters of credit of $22.1 million and $20.9 million, respectively, and outstanding documentary letters of credit of $8.2 million and $9.4 million, respectively.

At October 29, 2005, the Company had $65 million under its prior senior secured credit facility that was terminated at the time of the Acquisition.

Real Estate Facility—On January 27, 2006, the Company, utilizing special purpose subsidiaries formed to hold its real estate assets, obtained $700.0 million in private placement mortgage financing (the ”Real Estate Facility”). The full amount of the Real Estate Facility was borrowed on January 27, 2006.  In connection with the sale-leaseback transaction described in Note 3, on May 31, 2006, the Company repaid all borrowings and retired the Real Estate Facility.

Interest expense for the 39 weeks ended October 28, 2006 includes $24.8 million due to the write-off of unamortized debt issuance costs, in connection with the retirement of the Real Estate Facility.

Senior Unsecured Notes—In connection with the Acquisition, and pursuant to a cash tender offer commenced in June 2005, approximately $94.3 million (principal amount) of the Predecessor Company’s senior unsecured notes were repaid on December 28, 2005.

Mortgage and Other Obligations—In connection with the sale-leaseback transaction described in Note 3, the Company recognized $23.5 million of the proceeds received in the sale-leaseback as financing obligations, pursuant to the requirements of SFAS No. 98, due to the Company’s continuing involvement with six properties.  The nature of the Company’s continuing involvement could change in the future at which time the property will be accounted for as a sale with the related reduction in long term debt.

At October 29, 2005, the Company had a real estate mortgage of $47.3 million. In connection with the Acquisition, the outstanding principal amount of $46.7 million was repaid.

9.                      BENEFIT PLANS

Stock — Based Compensation - On January 29, 2006, the Company adopted SFAS No. 123R, Share-Based Payment, which requires that the cost resulting from all share-based payment transactions be recognized as compensation cost over the vesting period based on the fair value of the instrument on the date of grant. SFAS No. 123R revises SFAS No. 123, Accounting for Stock-Based Compensation, which previously allowed pro-forma disclosure of certain share-based compensation expense. Further, SFAS 123R supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, which previously allowed the intrinsic method of accounting for stock options.

Prior to the Acquisition, the Predecessor Company had various stock-based employee compensation plans, which were accounted for under the intrinsic method. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. No stock-based employee compensation cost is reflected in the results of operations for the 13 weeks and 39 weeks ended October 29, 2005 for stock option awards as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following pro forma information illustrates the effect on net income as if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, in accounting for its employee stock options (in thousands).

	Predecessor
	13 Weeks Ended October 29, 2005	39 weeks Ended October 29, 2005
Net income as reported	$(14,106)	$(1,944)
Add — Stock-based employee compensation expense included in reported net amounts — net of tax	44	101
Deduct — Stock-based employee compensation expense determined under fair value method — net of tax	(394)	(1,008)

Pro forma net income	$(14,456)	$(2,851)

In connection with the Acquisition, all outstanding stock options in the Predecessor were cancelled.

During May 2006, the Company adopted two stock option plans which provide for the granting of non-qualified stock options to various officers, directors and affiliates of ShopKo and Pamida. The options granted under the respective plans have a term of ten years and generally vest over five years.  Also during May 2006, the Company granted stock options to employees under these stock option plans of 335,000 for ShopKo at $5.15 and 650,000 for Pamida at $1.43.  The options were awarded at the estimated fair market value at the date of grant.  In the third quarter, 150,000 options were granted for ShopKo at exercise prices of $4.35, 70,000 options were granted for ShopKo at $26.71, and 7,500 options were granted for ShopKo at $5.15.  Also in the third quarter, five of the May 2006 ShopKo option grants were modified resulting in a net increase of 15,000 options at $5.15.  A summary of information related to the subsidiary stock options granted is as follows:

Subsidiary	Shares Outstanding	Reserved for Option Grant	Stock Options Granted	Weighted Average Exercise Price	Fair Value At Grant
ShopKo	10,000,000	700,000	577,500	$7.33	$2.11
Pamida	10,000,000	710,000	650,000	$1.43	$0.62

Stock-based compensation expense of $96 was recognized under SFAS No. 123R for the 39 weeks ended October 28, 2006. As of October 28, 2006, there was $1.3 million of total unrecognized compensation cost related to non-vested share-based compensation plans, which is expected to be recognized over a weighted average period of approximately 5 years. The fair value of the options granted was estimated using the Black-Scholes option pricing model based on the estimated market value of the respective subsidiaries at the grant date and the weighted average assumptions specific to the underlying options granted in fiscal 2006, as follows:

Risk-free interest rate	5.0%
Expected volatility	32.7%
Dividend yield	0.0%
Expected option life (years)	6.5
Estimated forfeitures	25%

Defined Contribution Plan—Substantially all employees of the Company are covered by a defined contribution profit sharing plan. The plan historically provided for two types of company contributions: a discretionary amount determined annually by the Board of Directors and an employer matching contribution equal to 100% of the first three percent and 50% of the next 2% of compensation contributed by participating employees. Employer matching contributions were $1.8 million and $5.7 million for the 13 weeks and 39 weeks ended October 28, 2006, respectively, and $1.8 million and $5.6 million for the 13 weeks and 39 weeks ended October 29, 2005, respectively.

Other Benefits—The Company also provides certain supplemental retirement and postretirement benefits, other than pensions. Costs associated with these benefits are accrued during the employee’s service period. The annual cost and accumulated benefit obligation associated with these benefits are not material.

10.               SEGMENT INFORMATION

The Company’s reportable segments are based on the Company’s strategic business operating units, and include a ShopKo Retail segment and a Pamida Retail segment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the Company’s fiscal 2005 consolidated financial statements referred to in Note 1. The Company evaluates performance based on operating earnings of the respective business segments.

Summarized financial information concerning the Company’s reportable segments is shown in the following table (in thousands):

	Third Quarter (13 Weeks) Ended		Year to Date (39 weeks) Ended
	Successor	Predecessor	Successor	Predecessor
	October 28, 2006	October 29, 2005	October 28, 2006	October 29, 2005
Net Sales
ShopKo retail	$521,228	$522,152	$1,549,052	$1,573,260
Pamida retail	191,379	182,693	590,905	571,839

Total net sales	$712,607	$704,845	$2,139,957	$2,145,099

Earnings (loss) from operations
ShopKo retail	$12,904	$13,781	$61,862	$55,036
Pamida retail	2,263	2,024	4,837	11,538
Corporate	(5,394)	(23,509)	(18,946)	(40,135)

Total earnings (loss) from operations	$9,773	$(7,704)	$47,753	$26,439

11.               LITIGATION

In connection with the Predecessor Company’s cash tender offer to purchase its 9.25% senior notes, certain of the holders of such notes filed a lawsuit in United States District Court, Southern District of New York, Federated Bond Fund, et al. v. ShopKo Stores, Inc., Sun Capital Partners Group IV, Inc., Sun Capital Partners IV, LP, SKO Group Holding Corp., and SKO Acquisition Corp. The plaintiffs allege, among other things, the defendants violated certain federal securities laws in obtaining consent solicitations in connection with the tender offer, committed fraud and made material misrepresentations. Plaintiffs claim the solicitation of consents was improperly extended; that the termination of the Badger Merger Agreement, the consummation of which was a condition to the Company’s obligation to perform the tender, made it impossible to satisfy such condition; that the Company made misrepresentations and failed to disclose material information necessary for bondholders to make an informed decision; and that defendants manipulated events in a deceptive and fraudulent manner. In connection with the Acquisition, the Company waived all conditions to the tender offer and purchased all tendered bonds. Each of the plaintiffs tendered their bonds while reserving their rights. The Company believes the litigation is without merit. The Company filed a motion to dismiss on February 16, 2006. Oral arguments were held on May 12, 2006 and on November 17, 2006, the motion to dismiss was granted.

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the consolidated financial statements of the Company.

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